Exhibit 1

Immediate Release

Pointer Telocation's Q3 2011 Financial Results Release &
Conference Call Scheduled for November 30th, 2011

Rosh HaAyin, Israel November 21st, 2011 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – develops, produces and markets high-end technology and products for AVL (Automatic Vehicle Location) solutions providers for stolen retrieval, fleet management, car & driver safety, public safety, vehicle security and asset management, and a leading RSA (Road Side Assistance) provider, will release its financial results for Q3 2011 on Wednesday, November 30th, 2011.

Pointer Telocation's management will host a conference call that same day, at 9:30 EST, 16:30 Israel time. On the call, management will review and discuss the results.

To listen to the call, please dial in to one of the following teleconference numbers. Please place your call at least 5 minutes before the conference call commences.

From USA: + 1-888-668-9141
From Israel: 03-918-0609

A replay will be available from December 1st, 2011 at the company’s website: www.pointer.com

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of RoshHa'ayin.

For more information: www.pointer.com

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Chen Livne,Gelbart-Kahana Investor relations
Tel.; 972-3-572 3111	Tel: 972-54-302- 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com